Exhibit 99.1

Cipher Pharmaceuticals Strengthens Leadership Team with Key Executive Appointments and Announces Launch of Vaniqa® in Canada

- Company Adds Regulatory and Alliance Management Expertise to Support Expanded Product Portfolio -

MISSISSAUGA, ON, June 2, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced the appointments of Louise Blythe as Vice President, Regulatory Affairs and Brian Rosenberger as Vice President, Alliance and Strategic Portfolio Management. In addition, the Company announced the promotions of Joan Chypyha to President and General Manager, Canada and Joe Pecora to President and General Manager, USA.

Ms. Blythe brings to Cipher 16 years' of experience in Regulatory Affairs in the pharmaceutical industry. Most recently, she served as Director of Regulatory Affairs and Quality Assurance at Forest Laboratories Canada Inc., where she was instrumental in establishing Forest Laboratories' Canadian subsidiary and building the Regulatory and Quality Assurance department. Prior thereto, she held various positions of increasing responsibility within Regulatory Affairs at AstraZeneca Canada Inc., including head of strategic product development and lifecycle management.

Mr. Rosenberger brings to Cipher over two decades' experience in the biopharmaceutical industry, specifically in specialty markets, having served in leadership roles across a variety of areas, including marketing, sales, market research, business development, portfolio management and alliance management.  He joins Cipher from Auxilium Pharmaceuticals Inc., where he was initially responsible for marketing the company's flagship brand, Testim®, a testosterone gel.  Most recently, he held a dual role, which included running the Alliance Management function across numerous global partners, as well as managing the company's Business Development activities.

"Having significantly expanded our product portfolio, with an additional 13 dermatology products since the beginning of 2015, Louise and Brian bring considerable depth and breadth of experience that will be integral in maximizing the value and opportunity of our growing product portfolio," said Shawn Patrick O'Brien, President and CEO, Cipher Pharmaceuticals. "Louise has an exceptional track record, not only in terms of technical expertise, but also as a business executive and leader, and building regulatory teams and infrastructure. Brian's broad-based capabilities and pharma experience, in particular in sales and marketing, and brand and life cycle management will be vital to driving value from our partnerships globally."

Cipher also announced the promotions of Joan Chypyha to President and General Manager, Canada and Joe Pecora to President and General Manager, USA. Ms Chypyha joined Cipher in March 2013 as Vice President, Marketing and Sales and has since led the Company's marketing and sales force across Canada. Ms. Chypyha has overseen the growth in Cipher's lead Canadian dermatology product, Epuris®, to a market share of 17.6%. With more than 25 years' experience, Ms. Chypyha has served in numerous leadership roles, including Chief Development Officer of Rhei Pharmaceuticals Ltd.; Vice President, Corporate Development at Barrier Therapeutics Inc.; General Manager of Barrier Therapeutics Canada Inc; and Founder of Alto Pharmaceuticals Ltd.

Mr. Pecora joined Cipher's leadership team in April 2014 through the acquisition of Innocutis Holdings Inc., of which he was the founder and President and CEO, and where he led the company's sales force and marketing and business development functions. During his tenure, he acquired the rights to Nuvail® in 2013, a market leader in nail dystrophy, and Sitavig®, a treatment for cold sore outbreaks in 2014.

"Both Joan and Joe have proven themselves as exceptional leaders and each, in their own way, have played integral roles in the ongoing transformation of the Company," said O'Brien. "Joan's vast experience in the Canadian dermatology market has and will continue to be a valuable asset to Cipher as we continue to build out the Canadian dermatology business. Additionally, Joe's deep expertise in the U.S. dermatology market will be vital as we continue to strengthen our U.S. commercial infrastructure and leverage our sales platform to launch our other recently acquired products into the U.S. market, such as Dermadexin™ and Pruridexin™. We look forward to their continued contribution as we build the most customer centric dermatology company in North America."

Launch of Vaniqa® in Canada

Cipher also announced that Vaniqa®, which was recently licensed from Almirall S.A., has been launched on the Canadian market, achieving its first sale earlier this week. The company announced the acquisition of the Canadian rights to Vaniqa® and Aktikerall™ from the Spanish pharmaceutical company earlier this month. Vaniqa® is a prescription cream clinically proven to reduce the growth of unwanted facial hair in women.

"Building on the initial success of Epuris, the launch of Vaniqa represents Cipher's second dermatology product in Canada and further demonstrates our strategic objective to build a substantial dermatology franchise in Canada," said Joan Chypyha.

Actikerall™ was approved by Health Canada on July 31, 2014 and the Company expects the product to be launched in Q1 of 2016. Actikerall™ is indicated for the topical treatment of slightly palpable and/or moderately thick hyperkeratotic actinic keratosis, a pre-cancerous patch of thick, scaly, or crusty skin.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products that is on pace to achieve its goal of becoming the most customer-centric dermatology company in North America. Cipher acquires best-in-class products and/or potentially transformative compounds that fulfill high unmet medical needs. Cipher's experienced management team has a proven track of successfully managing the required clinical development and regulatory approval processes and marketing products either directly or through partners.

Cipher has completed six transactions in 2015, including the acquisition of Innocutis and its seven branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Its products include a novel version of the acne medication isotretinoin, which is marketed as Absorica® in the United States and Epuris® in Canada. Cipher is well capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our  dependency on three products;  integration difficulties and other risks if we acquire or in-license technologies or product candidates;  reliance on third parties for the marketing of our products; the product approval process is highly unpredictable;  the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; generate revenue from a limited number of distribution and supply agreements; the pharmaceutical industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators;  no assurance that we will receive regulatory approvals in the U.S., Canada or any other jurisdictions;  limitations on reimbursement in the healthcare industry; limited reimbursement for products by government authorities and third-party payor policies;  various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in U.S., Canadian or foreign patent law; litigation in the pharmaceutical industry concerning the manufacture and supply of novel versions of existing drugs that are the subject of conflicting patent rights; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; and our operating results may fluctuate significantly. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Lawrence Chamberlain, TMX Equicom, (416) 815-0700 ext 257, lchamberlain@tmxequicom.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., Office: (773) 463-4211, Mobile: (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 02-JUN-15